UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Morgans Hotel Group Co.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
617748W108
(CUSIP Number)
Philip Garthe
HG Vora Capital Management, LLC
870 Seventh Avenue, Second Floor
New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Thomas C. Janson
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5921

May 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	617748W108

1	NAMES OF REPORTING PERSONS HG Vora Special Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		378,977

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,977

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		378,977

WITH	10	SHARED DISPOSITIVE POWER

		378,977

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	378,977

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Cayman Islands exempted company)

CUSIP No.	617748W108

1	NAMES OF REPORTING PERSONS HG Vora Special Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		884,278

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		884,278

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		884,278

WITH	10	SHARED DISPOSITIVE POWER

		884,278

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	884,278

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	617748W108

1	NAMES OF REPORTING PERSONS HG Vora Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,263,255

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,263,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,263,255

WITH	10	SHARED DISPOSITIVE POWER

		1,263,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,263,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	617748W108

1	NAMES OF REPORTING PERSONS Parag Vora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,263,255

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,263,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,263,255

WITH	10	SHARED DISPOSITIVE POWER

		1,263,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,263,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Amendment No. 5 to Schedule 13D (“this Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 475 Tenth Avenue, New York, New York 10018.
As a result of the transactions disclosed in this Schedule 13D, the Reporting Persons (as defined below) beneficially own less than 5% of the outstanding Common Stock of the Issuer. Consequently, this Schedule 13D constitutes an exit filing, and the related reporting obligations for the Reporting Persons relating to the Common Stock of the Issuer have ceased.
Item 2. Identity and Background.
This Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2010 (the “Original Schedule 13D”), as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC on November 15, 2010 (“Amendment No. 1”), as subsequently amended by Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2011 (“Amendment No. 2”), as subsequently amended by Amendment No. 3 to Schedule 13D filed with the SEC on February 17, 2011 (“Amendment No. 3”), as subsequently amended by Amendment No. 4 to Schedule 13D filed with the SEC on March 24, 2011 (“Amendment No. 4”, and with Amendment No. 3, Amendment No.2, Amendment No. 1 and the Original Schedule 13D, the “Previous Schedule 13D”), by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Offshore Fund”); (ii) HG Vora Special Opportunities Fund LP, a Delaware limited partnership (the “Domestic Fund” and, together with the Offshore Fund, the “Funds”); (iii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Offshore Fund and the Domestic Fund; and (iv) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Except as set forth herein, the Previous Schedule 13D is unmodified.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.
All voting and dispositive decisions for the Offshore Fund and the Domestic Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Funds. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D.
Item 3. Source and Amount of Funds and Other Consideration.
The Funds have acquired beneficial ownership of an aggregate of 1,263,255 shares of Common Stock for $7,091,210 using either working capital from the Funds or the proceeds of sales of Common Stock or margin loans under margin loan facilities maintained in the ordinary course of business by the Funds with a broker on customary terms and conditions. This amount is exclusive of commissions and takes into account the cost of all shares disclosed as beneficially owned in this Schedule 13D.

Item 5. Interest in Securities of the Issuer.
Items 5(a) – (c) of the Previous Schedule 13D are hereby amended and restated as follows:
(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.
1.	Offshore Fund — 378,977 shares of Common Stock, which represents 1.25% of the Issuer’s outstanding Common Stock.
2.	Domestic Fund — 884,278 shares of Common Stock, which represents 2.91% of the Issuer’s outstanding Common Stock.
3.	Manager — 1,263,255 shares of Common Stock, which represents 4.15% of the Issuer’s outstanding Common Stock.
4.	Parag Vora — 1,263,255 shares of Common Stock, which represents 4.15% of the Issuer’s outstanding Common Stock.
All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 30,421,363 outstanding shares of Common Stock as of May 6, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2011.
(c). Since the filing of Amendment No. 4, the following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market:
HG Vora Special Opportunities Master Fund, LTD
Trading History since the filing of Amendment No. 4

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
25-Mar-11	(1,170)	$9.7510
29-Mar-11	(32,820)	$9.7884
30-Mar-11	(2,010)	$9.8501
31-Mar-11	6,000	$9.8000
1-Apr-11	(2,580)	$9.9006
4-Apr-11	2,132	$9.6955
4-Apr-11	(7,080)	$10.0263
5-Apr-11	8,130	$9.3530
5-Apr-11	(602)	$9.5502
6-Apr-11	12,150	$9.1538
7-Apr-11	(7,500)	$9.0923

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
8-Apr-11	403	$8.9897
8-Apr-11	(3,420)	$9.1613
11-Apr-11	5,867	$8.8252
12-Apr-11	2,520	$8.7228
13-Apr-11	6,570	$8.3088
13-Apr-11	(6,570)	$8.5301
14-Apr-11	(7,410)	$8.2539
15-Apr-11	1,972	$8.2500
15-Apr-11	(1,972)	$8.3150
18-Apr-11	390	$7.9677
19-Apr-11	(780)	$8.1500
20-Apr-11	(2,070)	$8.3622
25-Apr-11	(4,500)	$8.5000
26-Apr-11	(10,710)	$8.6148
26-Apr-11	(1,980)	$8.6148
28-Apr-11	(13,380)	$8.5418
29-Apr-11	8,965	$8.6378
29-Apr-11	(435)	$8.7028
2-May-11	1,511	$8.5782
2-May-11	(30,621)	$8.6501
3-May-11	(9,900)	$8.5618
4-May-11	15,900	$8.2151
5-May-11	3,000	$8.0818
5-May-11	(4,500)	$8.3167
6-May-11	1,042	$8.1983
6-May-11	(6,142)	$8.4000
9-May-11	600	$8.3000
9-May-11	(9,900)	$8.5527
10-May-11	(14,100)	$8.6476
11-May-11	(11,023)	$8.5057
HG Vora Special Opportunities Fund LP
Trading History since the filing of Amendment No. 4

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
25-Mar-11	(2,730)	$9.7510
29-Mar-11	(76,580)	$9.7884
30-Mar-11	(4,690)	$9.8501
31-Mar-11	14,000	$9.8000
1-Apr-11	(6,020)	$9.9006

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
4-Apr-11	4,975	$9.6955
4-Apr-11	(16,520)	$10.0263
5-Apr-11	18,970	$9.3530
5-Apr-11	(1,405)	$9.5502
6-Apr-11	28,350	$9.1538
7-Apr-11	(17,500)	$9.0923
8-Apr-11	940	$8.9897
8-Apr-11	(7,980)	$9.1613
11-Apr-11	13,690	$8.8252
12-Apr-11	5,880	$8.7228
13-Apr-11	15,330	$8.3088
13-Apr-11	(15,330)	$8.5301
14-Apr-11	(17,290)	$8.2539
15-Apr-11	4,601	$8.2500
15-Apr-11	(4,601)	$8.3150
18-Apr-11	910	$7.9677
19-Apr-11	(1,820)	$8.1500
20-Apr-11	(4,830)	$8.3622
25-Apr-11	(10,500)	$8.5000
26-Apr-11	(4,620)	$8.6148
26-Apr-11	(24,990)	$8.6148
28-Apr-11	(31,220)	$8.5418
29-Apr-11	20,919	$8.6378
29-Apr-11	(1,016)	$8.7028
2-May-11	3,526	$8.5782
2-May-11	(71,449)	$8.6501
3-May-11	(23,100)	$8.5618
4-May-11	37,100	$8.2151
5-May-11	7,000	$8.0818
5-May-11	(10,501)	$8.3167
6-May-11	2,431	$8.1983
6-May-11	(14,331)	$8.4000
9-May-11	1,401	$8.3000
9-May-11	(23,100)	$8.5527
10-May-11	(32,900)	$8.6476
11-May-11	(25,722)	$8.5057
(d) and (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Since the filing of Amendment No. 4, the Reporting Persons have written 370 call options over the Common Stock that have an expiration date of May 21, 2011 with a strike price of $10. All of these options trades were executed on option exchanges at market prices.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 11, 2011

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

HG VORA SPECIAL OPPORTUNITIES FUND LP
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

/s/ Parag Vora
Parag Vora

Exhibit 1
The undersigned parties hereby agree that this Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Morgans Hotel Group Co., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

HG VORA SPECIAL OPPORTUNITIES FUND LP
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

/s/ Parag Vora
Parag Vora